August 14, 2014

Rolaine S. Bancroft
Senior Special Counsel
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549

Re:	RBS Commercial Funding Inc.
Registration Statement on Form S-3
Filed July 21, 2014
File No. 333-197550

Dear Ms. Bancroft:

We are counsel to RBS Commercial Funding Inc. (the “Depositor”).  We have reviewed your letter dated August 13, 2014 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Depositor’s registration statement (File No. 333-197550) on Form S-3 as filed on July 21, 2014.  We have discussed the comments indicated in the Comment Letter with various representatives of the Depositor, and the Depositor’s responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the revised form of registration statement submitted herewith.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Depositor’s response.

Frank Polverino    Tel 212-504-6820    Fax +1 212 504 6666    frank.polverino@cwt.com

Rolaine S. Bancroft
August 14, 2014

General

1.
Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

The Depositor hereby confirms that it comply will the Staff’s instruction set forth in this Comment No. 1.

2.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Depositor confirms that it, and any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current with reporting under the Securities Exchange Act of 1934, as amended, during the last twelve months with respect to asset-backed securities involving the same asset class as the securities to be registered in this Registration Statement.  No affiliate of the Depositor has offered asset-backed securities involving the same asset class as the securities to be registered in the Registration Statement.

3.	Please file your exhibits with your next amendment.

The remaining exhibits that were not previously filed with the initial filing of the Registration Statement (Exhibits 5.1, 8.1 and 23.1) have been filed with Pre-Effective Amendment No. 1 to this Registration Statement.

Prospectus Supplement

Description of the Offered Certificates - Distributions, page 147

4.	We note your definition of a “defaulted mortgage loan” on page 153 of the prospectus supplement, which includes two different delinquency thresholds. We also note your

Rolaine S. Bancroft
August 14, 2014

disclosure on page 262 of the prospectus supplement that certificateholder reports will include information about loan delinquencies in varying ranges of delinquency periods. Please revise to describe and clarify how you determine when an asset is considered delinquent. See Item 1100(b)(5) of Regulation AB.

The Depositor has added a new paragraph in the Prospectus Supplement under the heading “The Pooling and Servicing Agreement -- Reports to Certificateholders; Available Information” that describes how the delinquency status of Mortgage Loans is determined.   In addition, a cross reference to this section has been added immediately following the definition of “Defaulted Mortgage Loan”.

Description of the Mortgage Pool – Representations and Warranties, page 125

5.
We note your disclosure here and in Annex E about each sponsor’s representations and warranties. We note, however, that Annex E refers to the representations and warranties made by each “Mortgage Loan Seller.” We also note that the form of Pooling and Service Agreement filed as Exhibit 4.1 does not include representations and warranties made by a “Mortgage Loan Seller.” We note that the cover page contemplates that the sponsors are also the mortgage loan sellers. It is unclear, however, from the disclosure throughout the prospectus whether this will be true for all transactions, and thus, it is unclear which entities are making representations and warranties. Please revise this section to clarify which entities are making representations and warranties and explain whether the representations and warranties made by the entities will be assigned to the issuing entity trust for the benefit of the certificateholders. Accordingly, please revise your references to sponsors and mortgage loan sellers throughout, as appropriate.

Rolaine S. Bancroft
August 14, 2014

The Depositor has revised the Prospectus Supplement to make clear that representations and warranties with respect to each Mortgage Loan are being made pursuant to the applicable Mortgage Loan Purchase Agreement by the applicable Mortgage Loan Seller that will be selling such Mortgage Loan to the Depositor.  In addition, the Prospectus Supplement has been revised to reflect that the Depositor will be assigning its rights under each Mortgage Loan Purchase Agreement with respect to the Mortgage Loan representations and warranties to the Issuing Entity for the benefit of the Certificateholders.  These revisions have been made in the first paragraph under Description of the Mortgage Pool – Representations and Warranties and in the first paragraph of Annex E.  The Prospectus Supplement has also been revised in various places to consistently disclose that Mortgage Loan representations and warranties are being made by Mortgage Loan Sellers and that it is the Mortgage Loan Sellers that are subject to repurchase obligations with respect to any breaches of such Mortgage Loan representations and warranties.  Please note that the Mortgage Loan representations and warranties are set forth in the form of Mortgage Loan Purchase Agreement filed as Exhibit 4.2 and are not included in the form of Pooling and Servicing Agreement.  Section 2.01(b) of the form of Pooling and Servicing Agreement provides for the assignment of the Depositor’s rights under the Mortgage Loan Purchase Agreements with respect to the Mortgage Loan representations and warranties.

The Depositor hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,
/s/ Frank Polverino
Frank Polverino

cc:	Adam Ansaldi
Joseph Thomas
Patrick Quinn